FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2016

Commission File Number: 001-02413

Canadian National Railway Company

(Translation of registrant’s name into English)

935 de la Gauchetiere Street West

Montreal, Quebec
Canada H3B 2M9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Canadian National Railway Company

Item
1.	Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”)

Item 1

Form: 12	NOTICE OF INTENTION TO MAKE A NORMAL COURSE ISSUER BID (“NCIB”)
Issuer Name: CANADIAN NATIONAL RAILWAY COMPANY	Stock Symbol: CNR

1.              Securities Sought — State the following:

a) Class(es) of securities subject to the NCIB: Common Shares

b) Total number of securities:

i)                 issued and outstanding: (as of October 17, 2016): 768,109,539

ii)              if applicable, in the total public float: (as of October 17 2016): 649,072,911

c) Percentage of securities that may be purchased under the NCIB:

i)                 % of issued and outstanding (maximum 5%): n/a

ii)              % of the public float, as the case may be (maximum 10%): 5.1%

d) Maximum number of securities that may be acquired under the NCIB: 64,907,291

e) Number of securities the issuer actually intends to acquire under the NCIB (i.e., not necessarily the maximum): Up to 33,000,000 CNR Common Shares.

f)                    Is the issuer an investment fund: No

i)                 If the answer is NO, the average daily trading volume for six months prior to date hereof: 1,121,672 shares traded daily on average for the period of April 1, 2016, to September 30, 2016.

g) Does the issuer have a class of restricted securities: No

If the answer is YES:

i)                 describe the voting rights of all equity securities: N/A

ii)              if the issuer does not propose to make the same NCIB for all classes of voting and equity securities, the reasons for so limiting the NCIB: N/A

h) Whether the securities are going to be cancelled. If such securities are not cancelled, state how such securities will be dealt with: Securities will be cancelled.

2.              Duration — State the dates on which the NCIB will commence and terminate. The NCIB may not extend for a period of more than one year from the date on which purchases may commence: October 30, 2016 up to and including October 29, 2017.

3.              Method of Acquisition — State the following:

a)                  whether purchases will be effected through the facilities of TSX and identify any other exchanges or market places on which purchases will be made: Yes — the TSX and the NYSE or alternative trading systems, if eligible, or by such other means as may be permitted by the TSX, including pre-arranged crosses.

b)                  whether purchase and payment for the securities will be made by the issuer in accordance with the requirements of TSX: Yes, and in accordance with the requirements of NYSE.

Form 12 — Notice of Intention to make a Normal Course Issuer Bid	© 2011, TSX Inc.

(as at February 4, 2011)

c)              whether the price that the issuer will pay for any securities acquired by it will be the market price of the securities at the time of acquisition:                             Yes, plus brokerage fees, or such other price as may be permitted by the TSX. Purchases made under an issuer bid exemption order will be at a discount to the prevailing market price as per the terms of the order. All of the Common Shares purchased will be cancelled.

d)             whether purchases (other than by way of exempt offer) will be made other than by means of open market transactions during the period the NCIB is outstanding:

Purchases under the Normal Course Issuer Bid will be conducted through the facilities of the TSX and the NYSE or alternative trading systems, if eligible, or by such other means as may be permitted by the TSX or a securities regulatory authority in accordance with sections 628 to 629.3 of Part VI of the TSX Company Manual (the “TSX NCIB Rules”), including under automatic purchase plans and by private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities.

CNR may enter into one or more share repurchase program agreements in respect of one or more share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities (the “Program(s)”). Under such a repurchase Program, a third party (the “Third Party”) will purchase Common Shares on the TSX and other Canadian published markets (“Canadian Markets”) in accordance with the TSX Rules applicable to CNR’s purchases under the Normal Course Issuer Bid and in accordance with the exemption orders. On a daily basis for the duration of a Program, Third Party will sell to CNR a number of Common Shares from its current holdings equal to the number of Common Shares that Third Party has purchased under the Program at a price negotiated with CNR, which will be at a discount to the volume weighted average price of the Common Shares on the Canadian Markets for the relevant trading day. All Common Shares purchased by CNR from Third Party under the Program will be cancelled. CNR will not purchase any other Common Share under the Normal Course Issuer Bid during the term of the Program.

4.              Consideration Offered — State whether there are any restrictions on the price the offeror is prepared to pay and any other restrictions relating to the NCIB, such as specific funds available, method of purchasing, etc.: None

5.              Reasons for the NCIB — State the purpose or business reasons for the NCIB:

CNR believes that the repurchase of its shares represents an appropriate and beneficial use of the Company’s funds.

6.              Valuation — State whether there has been any appraisal or valuation of the issuer to the best knowledge of the directors or officers of the issuer, after reasonable enquiry, regarding the issuer, its material assets or securities prepared within the two years preceding the date of the notice, together with a statement of a reasonable time and place at which such appraisal or valuation, or a copy thereof, may be inspected. For this purpose, the phrase appraisal or valuation means both an independent appraisal or valuation and a material non-independent appraisal or valuation. If there has been such an appraisal or valuation, include a summary of such appraisal or valuation:

To the best knowledge of CNR’s directors and officers, after reasonable enquiry, CNR has not, in the past two-year period preceding the date hereof, obtained an appraisal or valuation regarding CNR or its material assets or securities.

7.              Previous Purchases — Where the issuer has purchased securities under a NCIB within the past 12 months, state the following:

a)             method of acquisition: Through the TSX and NYSE facilities, alternative trading systems and private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities.

b)             the number of securities purchased: As of October 24, 2016, a total of 28,300,840 Common Shares have been purchased.

c)              the weighted average price paid per security: As of October 24, 2016, the weighted average price paid per security was C$73.67, excluding brokerage fees.

8.              Persons Acting Jointly or In Concert with the Issuer — Disclose the identity of any party acting jointly or in concert with the issuer: None.

9.              Acceptance by Insiders, Affiliates and Associates —

a)             name of every director or senior officer of the issuer who intends to sell securities of the issuer during the course of the NCIB: None - see below.

b)             where their intention is known after reasonable enquiry, the name of every associate of a director or senior officer of the issuer, person acting jointly or in concert with the issuer, or person holding 10% or more of any class of equity securities of the issuer, who intends to sell securities: None - see below.

Except as set out below, to the knowledge of the directors and senior officers of CNR, after reasonable enquiry, no director or senior officer of CNR and no associate of a director or senior officer of CNR or any person acting jointly or in concert with CNR, or any person holding 10% or more of any class of equity securities of CNR, has any present intention to sell Common Shares during the period of the Offer. However, sales of Common Shares through the facilities of exchanges or otherwise by any of these persons or companies may occur during such period in the event that the circumstances or decisions of any such person or company change or their personal circumstances require such sales. Not withstanding the above, certain senior officers of CNR may exercise options to purchase Common Shares under the existing stock option plans of CNR and in turn sell Common Shares in open market transactions.

10.       Benefits from the NCIB — State direct or indirect benefits to any of the persons or companies named in item 9 of selling or not selling securities of the issuer during the course of the NCIB. An answer to this item is not required where the benefits to such person or company of selling or not selling securities are the same as the benefits to any other securityholder who sells or does not sell: None.

11.       Material Changes in the Affairs of the Issuer — Disclose any previously undisclosed material changes or plans or proposals for material changes in the affairs of the issuer: None.

12.       Participating Organization Information —

	Canada	U.S.
(a) Brokerage Firm:	Scotia Capital Inc.	Citigroup Global Markets Inc.
(b) Name of registered representative:	Scott Macdonald	Mark Richman
(c) Address of brokerage firm:	40 King Street West,	390 Greenwich Street,
	68th floor,	1st Floor
	Toronto, ON,	New York, NY 10013
Canada M5H 3Y2
(d) Fax number:	416-862-3005	646 291-3275
(e) Telephone number:	416-863-7511	212 723-7236

13.       Disclose any significant information regarding the NCIB not disclosed above, including any details regarding the use of put options or forward purchase contracts in conjunction with the NCIB:

CNR entered into an automatic purchase plan on October 25, 2016, to repurchase a portion of the shares subject to the NCIB.

During the term of a Program (as defined above) or any additional share repurchase program, all purchases under the NCIB will be made pursuant to the Program or any such additional share repurchase program.

14.       Certificate — The undersigned, a director or senior officer of the issuer duly authorized by the issuer’s board of directors, certifies that this notice is complete and accurate and in compliance with Section 629 and 629.1 of the TSX Company Manual. This notice contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

October 25, 2016

/s/ Bernd Beyer
NAME: Bernd Beyer
TITLE: Vice-President and Treasurer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 25, 2016	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel